BOX[SM]
OPTIONS

August 3, 2021

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 43 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 43 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and amendments to Exhibit C item 9 and Exhibit J pertaining to Board of Director changes.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 43.

This Amendment No. 43 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

L.J. Fall

Lisa J. Fall
President

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/03/2021	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

21000950

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/03/2021 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: L.J. Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 43
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 43. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

BOX OPTIONS

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
   - Lisa Fall, President, Chief Legal Officer & Secretary

   Directors of BOX Holdings Group LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Frank DiLiso, Vice President, TMX Group Ltd.
   - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Marin Nitzov, Algorithmic Trader, Citadel Group
   - Jeffrey Smith, Chief Administrative Officer, Citigroup Inc.
   - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
   - Ashton Galya, Vice President, JP Morgan
   - Ryan Gould, Managing Director, UBS

   Committees:

   Audit Committee:
   - Frank DiLiso
   - Will Easley
   - Scott Litvinoff

   Executive Committee:
   - Luc Bertrand
   - Frank DiLiso
   - William Easley
   - Luc Fortin
   - Milan Galik

BOX Options Market LLC

9. Officers of BOX Options Market LLC:
    - Ed Boyle, Chief Executive Officer
    - Lisa Fall, President, Chief Legal Officer & Secretary
    - Patrick Zielinski, Chief Operations Officer

   Directors of BOX Options Market LLC:
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - Frank DiLiso, Vice President, TMX Group Ltd.
    - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Algorithmic Trader, Citadel Group
    - Jeffrey Smith, Chief Administrative Officer, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Ashton Galya, Vice President, JP Morgan
    - Ryan Gould, Managing Director, UBS

   Committees:

   Audit Committee:
    - Frank DiLiso
    - Will Easley
    - Scott Litvinoff

   Compensation Committee:
    - Luc Bertrand
    - Milan Galik
    - Ryan Gould

   Executive Committee:
    - Luc Bertrand
    - Ed Boyle
    - Frank DiLiso
    - William Easley
    - Luc Fortin
    - Milan Galik

BOX Technology LLC

9. Officers of BOX Technology LLC:
   - Will Easley, President
   - Lisa Fall, Secretary

   Directors of BOX Technology LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Frank DiLiso, Vice President, TMX Group Ltd.
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Ed Boyle, BOX Options Market LLC
   - Lisa Fall, BOX Exchange LLC

Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

1. Officers:

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Name:	**Title:**	**Date of Commencement:**
Tony McCormick	Chief Executive Officer	April 28, 2011
Lisa Fall	President, Chief Legal Officer, and Secretary	April 28, 2011
Bruce Goodhue	Chief Regulatory Officer	January 1, 2014
Jamie Alano	Chief Risk and Information Security Officer	August 1, 2018
Rich Hadley	Chief Financial Officer	January 1, 2021

2. Directors:

Each of the following directors was elected on July 7, 2020 to a one-year term, each to serve until such person's replacement is duly elected or until such person's earlier death, disability, removal or resignation.

Name:	**Title:**	**Primary Business:**
Kurt Eckert	Participant Director	Options Trading
Sean Flynn	Participant Director	Options Trading
Laurence Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor
Susan Whiting	Non-Industry Director	None/Retired

3. Committees:

Each of the following committee members was elected on July 8, 2021 to a one-year term, each to serve until such person's replacement is duly elected or until such person's earlier death, disability, removal or resignation.

Audit Committee

- Laurence Mollner
- Paul Stevens
- Susan Whiting

Compensation Committee

- Laurence Mollner

- Paul Stevens
- Robert Whaley
- Susan Whiting

Regulatory Oversight Committee

- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting

Risk Committee:

- Kurt Eckert
- Sean Flynn
- Laurence Mollner
- Paul Stevens
- Robert Whaley

Nominating Committee

- Kurt Eckert
- Sean Flynn
- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting